Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

January 8, 2018

Via EDGAR

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB International Growth Fund, Inc. Post-Effective Amendment No. 43 File Nos. 33-76598 and 811-08426

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the post-effective amendment to the registration statement filed on Form N-1A of AB International Growth Fund, Inc. (the “Fund”), as provided orally to Anna C. Weigand of this office on December 22, 2017. The Staff’s comments and our responses are discussed below.

General

Comment 1:	Please ensure that the facing sheet of the Fund’s next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.
Response:	The facing sheet of the Fund’s next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Prospectus

Summary Information

Comment 2:	Fees and Expenses of the Fund: We note that there are no sales charges for Class R, Class K and Class I shares. If the Fund intends to offer these share classes as “Clean Shares”, please include all disclosure and representations required by the Capital Group no-action letter (Jan. 11, 2017).
Response:	The Fund confirms that Class R, Class K and Class I shares are not currently intended for sale as “Clean Shares”. The Fund currently only intends to offer Advisor Class shares as clean shares and confirms that the appropriate disclosures have been included in the Prospectus for that share class.

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Comment 3:	Principal Strategies: The 80% investment policy described in the principal strategies states that the Fund invests in equity securities of issuers located throughout the world. Please clarify as to whether “throughout the world” includes the U.S. Please also include in the disclosure the following: “plus all borrowings for investment purposes”.
Response:	The Prospectus has been revised to clarify that the Fund invests in equity securities of issuers located outside of the United States. The Fund does not believe that the technical definition of “assets” used in Rule 35d-1, which includes “borrowings for investment purposes” needs, or is required, to be disclosed in the 80% policy and has not revised the Prospectus in response to this comment.
Comment 4:	Principal Strategies: The principal strategies state that the Adviser identifies sustainable investment themes that are broadly consistent with achieving the United Nations Sustainable Development Goals. Please provide more specific disclosure on this point (e.g., investment themes that achieve at least one or two of the United Nations Sustainable Development Goals, etc.).
Response:	The principal strategies state that “[examples of sustainable investment] themes include climate, health and empowerment and are expected to change over time based on the Adviser’s research.” Given that the themes are expected to change over time, and that the United Nations Sustainable Development Goals that are focused upon at any given point in time may vary, the Fund does not believe it is appropriate to provide disclosure on specific investment themes.
Comment 5:	Principal Strategies: The principal strategies reference investment in synthetic foreign equity securities. Please incorporate appropriate risk disclosure in the principal risks.
Response:	The reference to synthetic foreign equity securities has been removed from the principal strategies disclosure, as this is not a principal strategy of the Fund; however, the Fund may invest in synthetic foreign equity securities as a non-principal strategy, as disclosed in the section Additional Information About the Fund’s Risks and Investments.
Comment 6:	Principal Strategies: The principal strategies reference investment in exchange-traded funds (“ETFs”). Please incorporate appropriate risk disclosure in the principal risks.
Response:	The reference to investment in ETFs has been removed from the principal strategies disclosure, as this is not a principal strategy of the Fund; however, the Fund may invest in ETFs as a non-principal strategy, as disclosed in the section Additional Information About the Fund’s Risks and Investments.
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Comment 7:	Principal Strategies: The principal strategies include a paragraph on currency exposure. Please revise the paragraph to describe the strategy, as it currently appears to primarily include risk disclosure. Also, please disclose the percentage of assets the Fund expects to invest in currency strategies and any cap on those investments, if applicable.
Response:	The Fund believes that the disclosure on currency exposure appropriately describes the Fund’s currency strategies. At this time, there is neither a targeted investment amount nor cap on currency exposures. The Prospectus has not been revised in response to this comment.
Comment 8:	As described in the Letter to the ICI from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Fund and specific as to the Fund’s intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter. Also, please disclose whether investments in derivatives count toward the Fund’s 80% investment policy, and, if so, please advise as to how they are valued for purposes of the policy.
Response:	The Fund believes that the current disclosure is consistent with the ICI Letter. The Fund will add disclosure stating that the Fund may invest in related derivatives as part of its 80% policy. The Fund would normally use the mark-to-market value of the derivatives for purposes of the 80% investment policy, although the notional amount of the derivatives may be used in certain circumstances where it would be more appropriate to do so.
Comment 9:	Principal Risks: The principal risks include Capitalization Risk, which references small- and mid-capitalization companies. If the Fund intends to invest in small-capitalization companies as referenced in this principal risk factor, please include disclosure in the principal strategies.
Response:	The Prospectus has been revised in response to this comment.
Comment 10:	Principal Risks: The principal risks include Focused Portfolio Risk. Please incorporate discussion of this in the principal strategies.
Response:	The Prospectus has been revised in response to this comment.
Comment11:	Principal Risks: The principal risks include Sector Risk. Please incorporate discussion of this in the principal strategies.
Response:	As disclosed in the principal strategies, the Adviser employs in part a “bottom-up” investment process to select securities of companies based on ESG factors, among other things. Due to this bottom-up approach for investments, the Fund may at times have greater concentrations of investments in certain sectors, but those sector concentrations for the Fund will likely vary, and, therefore, are not part of the principal strategies. We note that “Sector Risk” was added as a principal risk in response to Staff comments on AB Mutual Fund N-CSR filings, which was filed with the SEC on December 1, 2017. The Prospectus has not been revised in response to this comment.
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Comment 12:	Bar Chart and Performance Information: The Performance Table includes the MSCI ACWI Index (ex U.S.)(Net). This index may be used as a secondary index, but the Fund will need to include an “appropriate broad-based securities market index” as its primary benchmark, as defined in Instruction 5 to Item 27(b)(7) of Form N-1A.
Response:	The Fund believes that the MSCI ACWI Index (ex U.S.) is an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A, which states:
“[A]n ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. Adjust the index to reflect the reinvestment of dividends on securities in the index, but do not reflect the expenses of the Fund.”
The MSCI ACWI Index is administered by an index provider that is not affiliated with the Fund, the Adviser or the Fund’s principal underwriter, and reflects the performance of equity securities across 23 developed and 24 emerging markets, covering more than 2,400 constituents across eleven sectors as of September 2017. The Fund’s use of the “net” version of the MSCI ACWI Index (ex U.S.) is appropriate because the Fund will receive dividends net of source withholding. Foreign withholding taxes on dividends are effectively paid by the Fund’s shareholders, and are not expenses of the Fund. Because such taxes are not expenses of the Fund, the Fund believes that it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7) of Form N-1A.

Comment 13:	Portfolio Managers: We note that the month is not included in the length of service provided for Daniel C. Roarty. Please include the month and year for all portfolio managers.
Response:	Item 5(b) of Form N-1A requires that the Prospectus disclose the length of service of each portfolio manager, but does not state that the month must be included. It is the practice of the AB Mutual Funds to include the month and year during a portfolio manager’s first year of service on a Fund and to include the year only thereafter. The Prospectus has not been revised in response to this comment.
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Comment 14:	Purchase of Fund Shares: In the table under Purchase Minimums, please disclose the minimum dollar amount for initial purchases under the Automatic Investment Program.
Response:	There are no initial purchase minimums for the Automatic Investment Program since the program applies only to subsequent purchases of shares. The Prospectus has not been revised in response to this comment.
Comment 15:	Tax Information: Please disclose that if an investor invests through a tax-free plan, the investor may be taxed upon redemption of Fund shares.
Response:	The Registrant believes that the disclosure in the “Tax Information” section complies with the requirements of Item 7 of Form N-1A. The Prospectus has not been revised in response to this comment.

Additional Information about the Fund’s Risks and Investments

Comment 16:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Please reference IM Guidance Update No. 2014-08.
Response:	The disclosure states that this section of the Prospectus provides additional information about the Fund’s investment practices and related risks, including principal and non-principal strategies and risks. The Fund’s principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.
Comment 17:	Additional Risk and Other Considerations. Revise the introductory narrative to this section to clarify whether the disclosures refer to principal or non-principal risks.
Response:	Please see the Fund’s response to Comment 16.
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Investing In the Fund

Comment 18:	How to Buy Shares: Please describe what constitutes “proper form” or provide a cross reference to a section where the term is more fully defined.
Response:	The Fund believes that the term “proper form” reflects plain English, is commonly used and well understood in the fund industry and that no further disclosure is necessary. The Prospectus has not been revised in response to this comment.
Comment 19:	How to Sell or Redeem Shares: The second paragraph of this subsection states that under certain circumstances, the Fund may pay redemption requests by accessing a bank line of credit or by distributing wholly or partly in kind securities from its portfolio. Please disclose the order in which these methods would be used.
Response:	Item 11(c)(8) of Form N-1A requires that a fund disclose the methods that the fund typically expects to use to meet redemption requests, but does not require that a fund disclose the order in which those methods will be used. The order in which the Fund will use the methods described in the disclosure depends in each case on the facts and circumstances relating to a redemption request. The Fund has not revised the Prospectus in response to this comment.

Management of the Fund

Comment 20:	Portfolio Managers: We note that the month is not included in the length of service provided for Daniel C. Roarty. Please include the month and year for all portfolio managers.
Response:	Please see the response to Comment 13.

Appendix B—Financial Intermediary Waivers

Comment 21:	Please confirm that the Fund has identified all applicable intermediaries and all applicable classes of shares in this Appendix.
Response:	The Fund confirms that it has identified all applicable intermediaries and all applicable classes of shares in Appendix B.
SAI
Comment 22:	Fundamental and Non-Fundamental Investment Policies: Please provide additional disclosure relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund’s investments in greater detail.
Response:	The Fund believes the disclosure appropriately reflects the Fund’s fundamental and non-fundamental investment policies as approved by the Fund’s Board of Directors. The SAI has not been revised in response to this comment.
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Comment 23:	Please confirm and update, as appropriate, the ages of the Fund’s officers and directors in the SAI.
Response:	The SAI has been revised in response to this Comment, as applicable.
Comment 24:	Please reconcile the list of Class A sales charge waivers under “Class A Shares—Sales at NAV” in the SAI with the list of Class A sales charge waivers under “Class A share purchases not subject to sales charges” in the Prospectus.
Response:	The Fund notes that the list of Class A sales charge waivers reflected in the Prospectus is abbreviated based on the most common waivers applicable. A reference is included in the Prospectus disclosure to refer to the SAI for more information about purchases of Class A shares without sales charges. The Prospectus and SAI have not been revised in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Anna C. Weigand Anna C. Weigand

cc:	Emilie D. Wrapp, Esq.
Nancy Hay, Esq.
Paul M. Miller, Esq.